UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

MARRIOTT INTERNATIONAL, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

             571903202

(CUSIP Number)

Stephanie M. Loughlin

Venable LLP

600 Massachusetts Avenue, NW
Washington, DC 20001 (202) 344-4874

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

               August 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 571903202	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,227,118*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,227,118*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,227,118**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%***
14	TYPE OF REPORTING PERSON CO

* Consists of the following: (a) 7,923,091 shares held by JWM Family Enterprises, L.P, whose sole general partner in JWM Family Enterprises, Inc.; (b) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (c) 2,504,028 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (d) 400,000 shares held by Short North Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P; (e) 3,940,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and (f) 260,000 shares held by Dauntless Limited Holdings, LLC, whose sole member is Anchorage Partners, L.P.

** The Potential Group Members (as defined herein) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 42,930,026, including 618,341 shares of Class A Common Stock attributable to stock options (“Options”), stock appreciation rights (“SARs”), and restricted stock units (“RSUs”) that are currently exercisable or exercisable within 60 days of November 15, 2017.

*** The denominator is based on 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q filed by Marriott International, Inc. for the quarter ended September 30, 2017 (the “Form 10-Q”).

SCHEDULE 13D/A

CUSIP No. 571903202	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JWM Family Enterprises, L.P. 52-1821926
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,923,091*
	8	SHARED VOTING POWER 16,304,027**
	9	SOLE DISPOSITIVE POWER 7,923,091*
	10	SHARED DISPOSITIVE POWER 16,304,027**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,227,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%***
14	TYPE OF REPORTING PERSON PN

* Consists of 7,923,091 shares held directly by JWM Family Enterprises, L.P.

** Consists of the following: (a) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (b) 2,504,028 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 400,000 shares held by Short North Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P; (d) 3,940,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and (e) 260,000 shares held by Dauntless Limited Holdings, LLC, whose sole member is Anchorage Partners, L.P.

*** The denominator is based on 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 708,848*
	8	SHARED VOTING POWER 38,627,102**
	9	SOLE DISPOSITIVE POWER 708,848*
	10	SHARED DISPOSITIVE POWER 38,627,102**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,335,950***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%****
14	TYPE OF REPORTING PERSON IN

* Consists of the following: (a) 240,024 shares held by J.W. Marriott, Jr. as sole trustee of a revocable trust; and (b) 468,824 shares attributable to SARs held by J.W. Marriott, Jr. currently exercisable or exercisable within 60 days of November 15, 2017. SAR underlying share amounts are based on the $122.26 closing price of Marriott International, Inc. Class A Common Stock on November 15, 2017.

** Consists of the following: (a) 3,718,441 shares held by ten trusts for the benefit of the children of J.W. Marriott, Jr. and the children of Richard E. Marriott, for which J.W. Marriott, Jr. serves as a trustee; (b) 3,523,737 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee; (c) 4,846,110 shares held by a limited liability company, for which J.W. Marriott, Jr. serves as a manager; (d) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (e)

SCHEDULE 13D/A

CUSIP No. 571903202	Page 5 of 18 Pages

1,689,363 shares held by three trusts for the benefit of J.W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (f) 49,575 shares owned by three trusts for the benefit of J.W. Marriott, Jr.’s grandchildren, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (g) 47,000 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. serves as a trustee; (h) 285,758 shares held by J.W. Marriott, Jr.’s spouse, as sole trustee of a revocable trust; and (i) 240,000 shares owned by six trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which the spouse of J.W. Marriott, Jr. serves as a trustee. J.W. Marriott, Jr. disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 42,930,026, including 618,341 shares of Class A Common Stock attributable to Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of November 15, 2017.

**** The denominator is based on: (a) 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q; and (b) 468,824 shares Stock attributable to SARs that are currently exercisable or exercisable within 60 days of November 15, 2017.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,221*
	8	SHARED VOTING POWER 29,135,908**
	9	SOLE DISPOSITIVE POWER 149,221*
	10	SHARED DISPOSITIVE POWER 29,135,908**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,285,129***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%****
14	TYPE OF REPORTING PERSON IN

* Consists of (a) 145,427 shares held directly by Deborah Marriott Harrison; and (b) 3,794 shares attributable to SARs held by Deborah Marriott Harrison currently exercisable or exercisable within 60 days of November 15, 2017. SAR underlying share amounts are based on the $122.26 closing price of Marriott International, Inc. Class A Common Stock on November 15, 2017.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 3,523,737 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which Deborah Marriott Harrison serves as a trustee; (c) 18,852 shares held directly by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison; (d) 179,166 shares held in three trusts for the benefit of J.W. Marriott, Jr.’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (e) 6,420 shares held in two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (f) 208,023 shares held in three trusts for the benefit of Deborah Marriott Harrison’s children, for which Deborah Marriott Harrison serves as a trustee; (g) 54,920 shares

CUSIP No. 571903202	Page 7 of 18 Pages

held in a limited liability company, for which Deborah Marriott Harrison serves as a manager; (h) 110,561 shares held in a limited liability company, for which Deborah Marriott Harrison’s spouse serves as a manager; (i) 106,901 shares subject to Options and SARs held by Deborah Marriott Harrison’s spouse, currently exercisable or exercisable within 60 days of November 15, 2017; (j) 240,000 shares owned by six trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which Deborah Marriott Harrison serves as a trustee; (k) 251,000 shares owned by a life insurance trust, for which Deborah Marriott Harrison serves as a trustee; and (l) 209,210 shares held in a trust for the benefit of Deborah Marriott Harrison’s descendants, for which Deborah Marriott Harrison serves as a trustee. Deborah Marriott Harrison disclaims beneficial ownership of all of the foregoing shares in excess of her pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 42,930,026, including 618,341 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of November 15, 2017.

**** The denominator is based on: (a) 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q; and (b) 110,695 shares subject to Options and SARs exercisable within 60 days of December 8, 2017.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Juliana B. Marriott Marital Trust 46-6976704
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 465,495*
	8	SHARED VOTING POWER 24,227,118**
	9	SOLE DISPOSITIVE POWER 465,495*
	10	SHARED DISPOSITIVE POWER 24,227,118**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,692,613***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%****
14	TYPE OF REPORTING PERSON OO

* Consists of 465,495 shares held directly by The Juliana B. Marriott Marital Trust (the “Marital Trust”).

** Consists of 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc. The Marital Trust disclaims beneficial ownership of the foregoing shares in excess of its pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 42,930,026, including 618,341 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of November 15, 2017.

**** The denominator is based on 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Juliana B. Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000*
	8	SHARED VOTING POWER 25,103,312**
	9	SOLE DISPOSITIVE POWER 18,000*
	10	SHARED DISPOSITIVE POWER 25,103,312**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,121,312***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%****
14	TYPE OF REPORTING PERSON IN

* Consists of 18,000 shares held directly by Juliana B. Marriott.

** Consists of the following: (a) 24,692,613 shares beneficially owned by the Marital Trust, for which Juliana B. Marriott serves as a trustee; (b) 221,678 shares held in three trusts for the descendants of Stephen Garff Marriott, for which Juliana B. Marriott serves as a trustee; and (c) 189,021 shares held in six trusts for the benefit of Juliana B. Marriott’s children, for which Juliana B. Marriott serves as a trustee. Juliana B. Marriott disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 42,930,026, including 618,341 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of November 15, 2017.

**** The denominator is based on 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen Blake Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,601*
	8	SHARED VOTING POWER 24,227,118**
	9	SOLE DISPOSITIVE POWER 145,601*
	10	SHARED DISPOSITIVE POWER 24,227,118**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,372,719***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%****
14	TYPE OF REPORTING PERSON IN

* Consists of 145,601 shares held directly by Stephen Blake Marriott.

** Consists of 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc. Stephen Blake Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 42,930,026, including 618,341 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of November 15, 2017.

**** The denominator is based on 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Sheets Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,958*
	8	SHARED VOTING POWER 29,302,617**
	9	SOLE DISPOSITIVE POWER 667,958*
	10	SHARED DISPOSITIVE POWER 29,302,617**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,970,575***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%****
14	TYPE OF REPORTING PERSON IN

* Consists of the following: (a) 629,136 shares held directly David Sheets Marriott; and (b) 38,822 shares subject to Options currently exercisable or exercisable within 60 days of December 8 2017. SAR underlying share amounts are based on the $122.26 closing price of Marriott International, Inc. Class A Common Stock on November 15, 2017.

** Consists of the following: (a) 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 15,418 shares held by David Sheets Marriott’s spouse; (c) 75,252 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott serves as a trustee; (d) 240,000 shares owned by six trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which David Sheets Marriott serves as a trustee; (e) 251,000 shares owned by a life insurance trust, for which David Sheets Marriott serves as a trustee; (f) 75,000 shares owned by a trust for the descendants of the Separately Filing Group Member (as defined herein), for which David Sheets Marriott serves as a trustee; (g) 142,565 shares owned by a trust for the descendants of David Sheets Marriott, for which David Sheets Marriott serves as a trustee; (h) 221,678 shares held in three trusts for the descendants of Stephen Garff Marriott, for which David Sheets Marriott serves as a trustee; (i) 465,495 shares held by a trust for the benefit of Juliana B. Marriott, for which David Sheets Marriott serves as a trustee; (j) 3,523,737 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which David Sheets Marriott serves as a trustee; and (k) 65,354 shares held by two trusts for the benefit of a nephew, for which David Sheets Marriott serves as a trustee. David Sheets Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

CUSIP No. 571903202	Page 12 of 18 Pages

*** The Potential Group Members may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 42,930,026, including 618,341 shares of Class A Common Stock issuable upon the exercise of Options, SARs, and RSUs that are currently exercisable or exercisable within 60 days of November 15, 2017.

**** The denominator is based on: (a) 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q; and (b) 38,822 shares subject to SARs currently exercisable or exercisable within 60 days of November 15, 2017.

SCHEDULE 13D/A

CUSIP No. 571903202	Page 13 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nicole Marriott Avery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,605*
	8	SHARED VOTING POWER 24,227,118**
	9	SOLE DISPOSITIVE POWER 20,605*
	10	SHARED DISPOSITIVE POWER 24,227,118**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,247,723***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%****
14	TYPE OF REPORTING PERSON IN

* Consists of 20,605 shares held directly by Nicole Marriott Avery.

** Consists of 24,227,118 shares beneficially owned by JWM Family Enterprises, Inc. Nicole Marriott Avery disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

*** The denominator is based on 364,581,283 shares of Class A Common Stock outstanding as of October 26, 2017, as stated on the facing page of the Form 10-Q.

Schedule 13D/A	Page 14 of 18 Pages
Marriott International, Inc.

This Amendment No. 5 (this “Amendment No. 5”) is being file by the Reporting Persons (as defined herein) and, with respect to the Reporting Persons, amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed by J.W. Marriott, Jr., Deborah Marriott Harrison, Stephen Blake Marriott, David Sheets Marriott and Juliana B. Marriott (the “Individual Reporting Persons”), and JWM Family Enterprises, Inc. (“Family Corp”), JWM Family Enterprises, L.P. (“Family L.P.”) and The Juliana B. Marriott Marital Trust (the “Marital Trust” and, collectively with the Individual Reporting Persons, Family Corp, Family LP and Nicole Marriott Avery, the “Reporting Persons”) and John W. Marriott III (the “Separately Filing Group Member”) on May 26, 2006, as amended by Amendment No. 1 filed on April 21, 2009, Amendment No. 1 filed on March 13, 2012, Amendment No. 2 filed on November 21, 2013, Amendment No. 3 filed on January 29, 2015 and Amendment 4 filed on December 15, 2017 (as amended, the “Schedule 13D”). This Amendment No. 5 does not amend, supplement or supersede the Schedule 13D with respect to the Separately Filing Group Member.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The Individual Reporting Persons, the Marital Trust, Family L.P., Family Corp and the Separately Filing Group Member (collectively, the “Potential Group Members”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the provisions of the Second Amended and Restated Stockholders Agreement, effective as of September 30, 2013 (the “Stockholders Agreement”), as described in Item 4. Except as expressly set forth in this Amendment No. 5, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person.

To the best knowledge of the Reporting Persons, the name, business address and present principal occupation or employment of each Individual Reporting Person and Nicole Marriott Avery are set forth on Appendix A hereto, which is incorporated by reference herein. The Marital Trust is a trust formed under the laws of Maryland. Family L.P. is a limited partnership organized under the laws of the State of Delaware. Family L.P.’s principal business is the ownership and operation of hotels. The general partner of Family L.P. is Family Corp. Family Corp is a corporation organized under the laws of the State of Delaware. Family Corp’s principal business is the ownership and operation of hotels. The directors and executive officers of Family Corp are set forth on Appendix A hereto. The business address of each of the Marital Trust, Family L.P. and Family Corp is 9737 Washingtonian Boulevard, Suite 404, Gaithersburg, MD 20878.

To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D/A	Page 15 of 18 Pages
Marriott International, Inc.

To the best knowledge of the Reporting Persons, each Individual Reporting Person, and the directors and executive officers of Family Corp are citizens of the United States of America.

Item 4. Purpose of the Transaction

The text under each heading listed below of Item 4 of the Schedule 13D is hereby supplemented and amended by the following:

Second Amended and Restated Stockholders Agreement

On August 25, 2017, the Stockholders Agreement was amended by the First Amendment to the Stockholders Agreement (the “Stockholders Agreement Amendment”). The Stockholders Agreement Amendment modifies the definition of Original Voting Stockholder Nominee to allow the lineal descendants of each of the Original Voting Stockholders (as defined in the Stockholders Agreement) to be nominated for election to the Board of Directors of Family Corp.

The foregoing summary is qualified in its entirety by reference to the Stockholders Agreement Amendment filed as Exhibit 7.02 to this Amendment No. 5 and is hereby incorporated herein by this reference.

Family Corp Pledged Shares

As of the date of this Amendment No. 5, of the shares of Class A Common Stock beneficially owned by Family Corp, 3,840,000 shares have been pledged as collateral in connection primarily with investments in hotel properties.

Other Pledged Shares

As of the date of this Amendment No. 5, of the shares of Class A Common Stock held directly by Stephen Blake Marriott, 145,601 shares have been pledged as collateral.

As of the date of this Amendment No. 5, of the shares of Class A Common Stock held directly by trusts of which J.W. Marriott, Jr. is a trustee, 865,363 shares have been pledged as collateral.

As of the date of this Amendment No. 5, of the shares of Class A Common Stock held directly by a trust of which Deborah Marriott Harrison is a trustee, 70,203 shares have been pledged as collateral.

Schedule 13D/A	Page 16 of 18 Pages
Marriott International, Inc.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

(a) See Items 11 and 13 and the footnotes thereto of the cover pages to this Amendment No. 5, which are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by each Reporting Person.

(b) See Items 7-10 and the footnotes thereto of the cover pages to this Amendment No. 5, which are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

(c) The following Reporting Persons have effected transactions in the Class A Common Stock during the past sixty days:

•	On November 10, 2017, Deborah Marriott Harrison sold 130,000 shares.

(d) Except as provided in Item 4 and as described in the footnotes to the cover pages of this Amendment No. 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The description of the material terms of the Stockholders Agreement, as amended, set forth in Item 4 is incorporated herein by this reference.

The Reporting Persons have also entered into a Joint Filing Agreement dated as of November 22, 2017, a copy of which is filed as Exhibit 7.01 with this Amendment No. 5.

Schedule 13D/A	Page 17 of 18 Pages
Marriott International, Inc.

Item 7. Material to be Filed as Exhibits

Exhibit 7.01 Joint Filing Agreement, dated as of November 22, 2017.

Exhibit 7.02 First Amendment to Second Amended and Restated Stockholders Agreement, effective August 25, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 22, 2017	By:	/s/ J.W. Marriott, Jr.
Date		J.W. Marriott, Jr.

	By:	/s/ Deborah Marriott Harrison
Deborah Marriott Harrison

The Juliana B. Marriott Marital Trust

	By:	/s/ Juliana B. Marriott
	Name:	Juliana B. Marriott
	Title:	Trustee

	By:	/s/ David Sheets Marriott
	Name:	David Sheets Marriott
	Title:	Trustee

	By:	/s/ Juliana B. Marriott
Juliana B. Marriott

	By:	/s/ David Sheets Marriott
David Sheets Marriott

	By:	/s/ Stephen Blake Marriott
Stephen Blake Marriott

Schedule 13D/A	Page 18 of 18 Pages
Marriott International, Inc.

JWM Family Enterprises, Inc.

By:	/s/ Jacqueline M. Perry
Name:	Jacqueline M. Perry
Title:	Treasurer

JWM Family Enterprises, L.P.

By:	JWM Family Enterprises, Inc., its General Partner

By:	/s/ Jacqueline M. Perry
Name:	Jacqueline M. Perry
Title:	Treasurer

By:	/s/ Nicole Marriott Avery
Nicole Marriott Avery

Appendix A

Individual Reporting Persons

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.
Deborah Marriott Harrison*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.
Juliana B. Marriott	JWM Family Enterprises, Inc. 9737 Washingtonian Blvd, Suite 404 Gaithersburg, MD 20878	Interior Designer, Self-Employed
David Sheets Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.
Stephen Blake Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Destination Sales Executive, Marriott International, Inc.

* Director of Marriott International, Inc.

Nicole Marriott Avery

Business Address	Principal Occupation
Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Internal Communications Manager, Marriott International, Inc.

JWM Family Enterprises, Inc.

Name	Business Address	Principal Occupation
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Chairman and Chairman of the Board, Marriott International, Inc.
Deborah Marriott Harrison**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Global Officer, Marriott Culture and Business Councils, Marriott International, Inc.
Nicole Marriott Avery**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Internal Communications Manager, Marriott International, Inc.
David Sheets Marriott**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Operations Officer – Americas Eastern Region, Marriott International, Inc.
Stephen Blake Marriott**	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Destination Sales Executive, Marriott International, Inc.
Richard L. Braunstein**	4310 42nd Street, N.W. Washington, DC 20016	Retired
Jeffrey Kurzweil**	Venable LLP 600 Massachusetts Avenue, NW Washington, DC 20001	Partner, Venable LLP
William J. Shaw**	Marriott Vacations Worldwide Corp. 6649 Westwood Blvd., Suite 500 Orlando, FL 32821	Chairman of the Board, Marriott Vacations Worldwide Corporation
Kevin M. Kimball	JWM Family Enterprises, Inc. 9737 Washingtonian Blvd, Suite 404 Gaithersburg, MD 20878	President and CEO of JWM Family Enterprises, Inc.

* Chairman of the Board of Directors of JWM Family Enterprises, Inc.

** Director of JWM Family Enterprises, Inc.